                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes .                 No.       X
                 -------------        -------------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

            China Southern Airlines Company Limited (the "Company") on or around September 8, 2004 distributed its Interim Report for the six months ended June 30, 2004, in English and Chinese to its shareholders. A copy of the Interim Report (in English) is included in this Form 6-K of the Company.

All Shareholders:

The Board of Directors of China Southern Airlines Company Limited (the "Company") is pleased to announce the unaudited operating results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June, 2004.

INTRODUCTION

The Group is one of the largest airlines in the People's Republic of China ("PRC") in terms of volume of passenger traffic, number of scheduled flights per week, number of hours flown, route networks and size of aircraft fleet. The Group operates the most extensive route network among all PRC airlines. As of 30 June, 2004, the Group operated a total of 311 routes, of which 248 were domestic, 18 were Hong Kong regional and 45 were international. For the six months ended 30 June, 2004, the Group operated an average of 5,116 scheduled flights per week, serving 95 cities. As of 30 June, 2004, the Group operated a fleet of 139 aircraft, of which 113 were Boeing aircraft and 24 were Airbus aircraft. The average age of the fleet was 8.02 years as of 30 June, 2004.

BUSINESS OVERVIEW

In the first half of 2004, with the economy of the PRC entering into a new growth cycle, the demand for air transportation has continued to increase following the growth trend in the aviation transportation market which extended from the second half of last year. The Group's business benefited from such growth, with the result that the Group recorded different levels of increases in its passenger volume and passenger load factor, and a net profit of RMB266 million in the first half of this year.

Since last year, the political tension in the Middle East has continued which led to a surge in oil price and in turn caused an increase in the Group's fuel cost. On the premise of ensuring flight safety, the Group has adopted various technical measures to reduce fuel consumption. These measures include making accurate flight plan and minimizing turnaround time. Meanwhile, the Group has taken a series of fuel-saving measures such as refueling in areas where the fuel price is relatively low, so as to minimize the rise in costs.

With the approval of the State Council, the Proposal on Price Reform for Domestic Operation of Civil Airlines [CHINESE CHARACTERS] was implemented on 20 April, 2004, pursuant to which, indicative air ticket prices set by the PRC government apply to domestic airline operations. The PRC government pricing authority shifted its function from direct determination of air ticket prices to indirect supervision through setting of basic prices and their floating ranges. Chinese airlines can, within the ranges stipulated by the government pricing authority, determine their air ticket prices autonomously according to market situations, so that flexible sales strategies may be adopted for the purpose of maximizing profits. Chinese airlines therefore have greater autonomy in their operations. Taking advantage of the proposal above, the Group's overall passenger revenue increased as a result of adjustment of the air ticket pricing system. The Group is confident to develop its business operations through fair and healthy competition in a market that is becoming further structured.

For the period under review, the Group's total traffic revenue was RMB10,834 million, an increase of RMB4,296 million or 65.7% from the same period last year. Meanwhile, the Group's total traffic volume increased by 53.5% to 2,186 million RTKs. The aggregate utilisation rate of the Group's Boeing and Airbus aircraft was 9.40 hours per day for the period under review, an increase of 2.07 hours or 28.2% from the same period last year.

Passenger revenue for the period under review was RMB9,776 million, up 74.1% from the same period last year, representing 90.2% of the Group's total traffic revenue. Passenger traffic volume increased by 70.7% to 17,242 million RPKs.

Domestic passenger revenue was RMB7,882 million, up 74.7% from the same period last year. Domestic passenger revenue accounted for 80.6% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 48.2% while passenger traffic volume, in terms of RPKs, increased by 72.3% from the same period last year, resulting in an increase in passenger load factor of 9.4 percentage points to 67.7%. The passenger yield per RPK increased by 1.8% from RMB0.57 to RMB0.58, mainly as a result of recording the contributions to the CAAC infrastructure development fund as an operating expense instead of being netted off with traffic revenue during the period under review.

On Hong Kong regional routes, the Group recorded passenger revenue of RMB535 million, up 82.6% from the same period last year. Hong Kong regional passenger revenue accounted for 5.5% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 59.4% while passenger traffic volume, in terms of RPKs increased by 95.6% from the same period last year, resulting in an increase in passenger load factor of 11.5 percentage points to 61.9%. The passenger yield per RPK decreased by 7.0% to RMB0.93 mainly due to intensified competition.

Passenger revenue for the Group's international routes amounted to RMB1,359 million, an increase of 67.2% from the same period last year. International passenger revenue accounted for 13.9% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 44.3% while passenger traffic volume, in terms of RPKs, increased by 60.4% from the same period last year, resulting in an increase in passenger load factor of 6.2 percentage points to 62.2%. The passenger yield per RPK increased by 4.7% to RMB0.45 mainly as a result of recording the contributions to the CAAC infrastructure development fund as an operating expense instead of being netted off with traffic revenue during the period under review.

Cargo and mail revenue was RMB1,058 million, an increase of 14.8% from the same period last year. Cargo and mail revenue accounted for 9.8% of total traffic revenue. Cargo and mail volume grew by 23.8% to 646 million RTKs from the same period last year, mainly due to the increase in traffic volume. The overall yield per cargo and mail tonne kilometre decreased by 7.3% to RMB1.64, mainly due to the decrease in fares resulting from intensified competition from other modes of transportation.

The Group's other revenue amounted to RMB260 million, an increase of 33.0% from the same period last year, primarily due to increases in commission income of RMB22 million and ground service income of RMB24 million, as a result of the increase in traffic volume.

Total operating expenses increased by 27.5% to RMB10,339 million from the same period last year, primarily due to increases in aircraft repairs and maintenance expenses, fuel cost, landing and navigation fees and commission expenses resulting from the increase in traffic volume during the period under review.

Flight operations expenses increased by 34.3% to RMB4,722 million from the same period last year. Of these expenses, fuel cost was RMB2,712 million, up 45.8% from the same period last year, mainly as a result of increases in fuel consumption and fuel prices. Aircraft insurance costs decreased by 31.5% to RMB85 million, primarily due to a decrease in aircraft insurance premiums prescribed by the PRC insurance company. Operating lease payments increased by 0.9% to RMB828 million, mainly due to the net effect of additional rental payments for new aircraft under operating leases and rental savings resulting from the cessation of wet leases of Boeing 747 cargo freighters. Air catering expenses increased by 45.1% to RMB312 million, primarily as a result of an increase in number of passengers carried during the period under review. Labour costs for flight personnel increased by 28.5% to RMB491 million, largely due to an increase in flying hours.

Maintenance expenses increased by 15.7% to RMB1,410 million, due mainly to increases in aircraft overhaul charges and routine maintenance costs resulting from the increase in flying hours during the period under review.

Aircraft and traffic servicing expenses increased by 41.0% to RMB1,689 million from the same period last year, reflecting primarily an increase in number of landing and takeoffs during the period under review.

Promotion and sales expenses increased by 29.7% to RMB874 million from the same period last year, primarily as a result of an increase in traffic revenue.

General and administrative expenses increased by 14.8% to RMB552 million from the same period last year, due mainly to an increase in the scale of operations during the period under review.

Depreciation and amortisation expenses increased by 6.6% to RMB1,083 million from the same period last year, reflecting primarily the effect of aircraft delivered during the second half of 2003 and the period under review.

Interest expense decreased by 24.6% to RMB344 million from the same period last year, primarily reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans of higher interest rates with US$ denominated bank loans of lower interest rates.

Minority interests increased by 215.2% to RMB108 million from the same period last year, primarily reflecting the net profits earned by certain subsidiaries of the Group for the period under review.

As a result of the aforementioned reasons, the Group earned a profit attributable to shareholders of RMB266 million for the six months ended 30 June, 2004, as compared to a loss attributable to shareholders of RMB1,232 million for the same period last year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As of 30 June, 2004, the Group's borrowings totalled RMB22,139 million, an increase of RMB3,679 million from RMB18,460 million as of 31 December, 2003. The majority of such borrowings were denominated in United States dollars and, to a smaller extent, in Japanese yen and Hong Kong dollars, with a significant portion being fixed interest rate borrowings. As of 30 June, 2004, cash and cash equivalents of the Group totalled RMB2,932 million, an increase of RMB852 million from RMB2,080 million as of 31 December, 2003. Of such balance, 15.2% was denominated in foreign currencies. Net debts (total borrowings net of cash and cash equivalents) increased by 17.3% to RMB19,207 million from RMB16,380 million as of 31 December, 2003.

As of 30 June, 2004, the shareholders' equity of the Group amounted to RMB12,162 million, an increase of RMB266 million from RMB11,896 million as of 31 December, 2003, reflecting the net profit earned for the period under review.

Net debt/equity ratio of the Group as of 30 June, 2004 was 1.58 times, as compared to 1.38 times as of 31 December, 2003.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies is mainly attributable to its debts denominated in foreign currencies. Depreciation or appreciation of the Renminbi against foreign currencies could affect the Group's results and financial position significantly, as the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with authorised PRC banks.

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to the Group for managing its exposure associated with the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As of 30 June, 2004, certain aircraft of the Group with an aggregate carrying value of approximately RMB13,913 million (as of 31 December, 2003: RMB14,576 million) were mortgaged under certain loan and lease agreements.

CAPITAL AND INVESTING COMMITMENTS

As of 30 June, 2004, the Group had capital commitments of approximately RMB16,587 million. Of such amounts, RMB14,156 million was related to the acquisition of aircraft and related flight equipment and RMB1,640 million was related to the Group's facilities and equipment to be constructed and installed at the new Guangzhou Baiyun International Airport. The remaining amount of RMB791 million was related to the Group's other airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of 30 June, 2004, the Group was committed to making a capital contribution of approximately RMB382 million to its jointly controlled entities.

CONTINGENT LIABILITIES

There have been no material adverse changes in the contingent liabilities of the Group since 31 December, 2003.

RECENT ECONOMIC DEVELOPMENT

Benefited from the strong growth of the China aviation market, the Group's business has been developing continuously and healthily. On 5 August, 2004, the opening of the new Guangzhou Baiyun International Airport which is one of our major operating bases, provides further opportunities for the expansion of the Company's operations. As one of the management's major goals, the Group will strive to maintain and promote the Group's market share in the expanding Guangzhou market. The Group believes that it can improve its ability to adapt to the civil aviation market and consolidate its leading position amongst the Chinese airlines by continually implementing innovations, improvements and upgradings to its various schemes designed to boost sales volume, such as route manager system and the dismissal of underperformed personnel policy. At the same time the Group also accelerates the process of integrating its route networks and transportation capacity, in order to achieve an operation of a traffic network hub.

As disclosed in an announcement of the Company dated 26 July, 2004, in order to enhance the Company's capital utilization rate of its capital and hence its investment return and profit, the Company entered into an asset management agreement with Zhong Zheng Wei Ye Investment Co., Ltd ("Zhong Zheng") [CHINESE CHARACTERS] and Centergate Securities Co., Ltd ("Centergate") [CHINESE CHARACTERS] on 22 July, 2004, pursuant to which the Company and Zhong Zheng jointly appointed Centergate to manage and invest capital investment of the Company and Zhong Zheng in the sum of RMB500 million and RMB75 million respectively. The appointment is effective from 27 July, 2004 to 26 July, 2005. If the annual rate of return from investment is 6% or below, Centergate will not charge any assets management fee. If the annual rate of return from investment exceeds 6%, Centergate will charge an assets management fee equivalent to a sum which is less than 60% of the excess of 6% annual return from investment of the Company's capital. The Board has approved the asset management agreement by way of a written approval in accordance with the articles of association of the Company and the laws of PRC.

OUTLOOK FOR THE SECOND HALF OF THE YEAR

The country's economy is entering a new cycle of rapid growth, with such growth being driven by factors including the acceleration of urbanization and upgrading in consumers' spending. Consumers' spending will provide a new boost for economic growth. With the patterns of the consumers' spending in automobile, housing, communication and travelling becoming the main themes of the upgraded spending pattern, the demand for air transportation will increase. The commencement of operation of the new Guangzhou Baiyun International Airport and the opening of the Company's new terminal in Beijing Capital International Airport also provide ample opportunities for the Group's further development. In order to match the increase in its capacity for growth, the Group will adjust its network allocation, utilize the new airport's enlarged transportation capacity by increasing its transportation volume, with a view to maintaining and increasing its market share as well as revenues from business operations.

The Company will continue to practise strict cost control to improve the overall benefits.

USE OF PROCEEDS FROM H SHARE AND A SHARES OFFERING

As stated in the 2003 Annual Report of the Company, as of 31 December, 2003, the Company has applied all the proceeds from H shares offering. The proceeds from A shares offering has been applied to purchase Boeing aircraft as disclosed in the A share prospectus of the Company. The uses of proceeds were unchanged.

DIVIDENDS

The Board of Directors does not propose to declare an interim dividend for the year 2004.

STRUCTURE OF SHARE CAPITAL

As of 30 June, 2004, the share capital of the Company comprised 4,374,178,000 shares, of which approximately 50.3% or 2,200,000,000 State-owned Shares were held by China Southern Air Holding Company ("CSAHC"), approximately 22.86% or 1,000,000,000 A Shares were held by the PRC investors and approximately 26.84% or 1,174,178,000 H Shares were held by Hong Kong and overseas investors.



                                                         NUMBER OF          PERCENTAGE TO THE
CATEGORY OF SHARES                                      SHARES HELD        TOTAL SHARE CAPITAL
------------------                                     -------------       --------------------
                                                                                   (%)
State-owned Shares (held by CSAHC)                     2,200,000,000              50.30%
H Shares                                               1,174,178,000              26.84%
A Shares                                               1,000,000,000              22.86%
                                                       -------------             -------
Total share capital                                    4,374,178,000             100.00%
                                                       =============             =======


SUBSTANTIAL SHAREHOLDERS

As of 30 June, 2004, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executive or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:


                                                                                              % OF         % OF
                                                                                  % OF      THE TOTAL    THE TOTAL
                                                                                THE TOTAL     ISSUED      ISSUED
                                                                                 ISSUED      DOMESTIC     SHARE
                                                                                H SHARES      SHARES     CAPITAL
NAME OF                    TYPE OF         TYPE OF               NUMBER OF       OF THE       OF THE     OF THE       SHORT
SHAREHOLDER              SHAREHOLDING      SHARE                SHARES HELD      COMPANY      COMPANY    COMPANY     POSITION
-----------              --------------   --------             -------------    ---------   ---------    --------    --------
CSAHC                    Direct holding   Domestic share       2,200,000,000        --         100%        50.3%        --
HKSCC Nominees
  Limited                Direct holding   H share              1,152,155,998      98.1%         --        26.34%        --


-------------
Notes:

     Based on the information available to the directors, chief executive and supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the directors, chief executive and supervisors are aware, as at 30 June, 2004:

1. Among the 1,152,155,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51% of its then total issued H Shares) in the capacity as beneficiary of a trust.

2. Among the 1,152,155,998 H Shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 119,852,800 H Shares of the Company (representing approximately 10.21% of its then total issued H Shares). Out of the 119,852,800 H Shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 18,690,000 H Shares of the Company (representing approximately 1.59% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the directors, chief executive and supervisors are aware, J.P. Morgan Chase & Co. held its interest in the Company in the following manners:

     (a) 18,690,000 H Shares in a lending pool, representing approximately 1.59% of the Company's then total issued H Shares, were held by J.P. Morgan Chase Bank, which was 100% held by J.P. Morgan Chase & Co.;

     (b) 102,800 H Shares, representing approximately 0.01% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.;

     (c) 100,060,000 H Shares, representing approximately 8.52% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF Asset Management Limited, which was approximately 99.99% held by J.P. Morgan Fleming Asset Management
          (Asia) Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.; and

     (d) 1,000,000 H Shares, representing approximately 0.09% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by J.P. Morgan Securities Ltd., which was approximately 90% held by J.P. Morgan Holdings (UK) Limited, which was ultimately 100% held by J.P. Morgan Chase & Co..

3. Among the 1,152,155,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares). According to the information as disclosed on the website of the Stock Exchange and so far as the directors, chief executive and supervisors are aware, Morgan Stanley International Incorporated which was (or its directors were) accustomed to act in accordance with the directors of Morgan Stanley, held its indirect interest in the Company as at 30 June, 2004 in the manner as follows:

     (a) 743,332 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

     (b) 108,670,000 H Shares, representing approximately 9.25% of the Company's then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

     (c) 292,600 H Shares, representing approximately 0.02% of the Company's then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

     (d) 714,000 H Shares, representing approximately 0.06% of the Company's then total issue H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, in which Morgan Stanley International Incorporated held 100% control; and

     (e) 702,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

     According to the information as disclosed on the website of the Stock Exchange and so far as the directors, chief executive and supervisors are aware, as at 30 June 2004, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

4. Among the 1,152,155,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

5. Among the 1,152,155,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

Save as disclosed above, as at 30 June, 2004, to the knowledge of the directors, chief executive and supervisors of the Company, no other person (other than the directors, chief executives or supervisors) had an interest or short positions in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more in the Company's shares.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2004.

COMPREHENSIVE SERVICES AND EMPLOYEE BENEFITS

In accordance with a comprehensive services agreement entered into between the Company and CSAHC on 22 May, 1997 (the "Service Agreement"), CSAHC will receive fees for providing or causing to be provided to the Group and its employees certain housing services for a term from 22 May, 1997 to 31 December, 2006. The Service Agreement provides that the CSAHC will sell or rent housing to eligible employees at a price below market price. As the housing is sold or rented below cost, and the construction costs of the leased housing were originally paid by CSAHC, the Company shall pay an annual sum of RMB85 million to CSAHC by quarterly installments in arrears for ten years from 1995 to 2004.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As of 30 June, 2004, the interests and short positions of the directors, chief executive and supervisors in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to SFO (including interest or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") are as follows:



                                                                           % TO         % TO
                                                                         THE TOTAL     THE TOTAL      % TO
                                                                           ISSUED       ISSUED      THE TOTAL
                 THE                                                       SHARE       DOMESTIC      ISSUED
               COMPANY/                                     NUMBER        CAPITAL       SHARES      H SHARES
              ASSOCIATED         TYPES OF     TYPE OF      OF SHARES      OF THE        OF THE       OF THE       SHORT
NAME          CORPORATION        INTEREST      SHARE         HELD         COMPANY       COMPANY      COMPANY    POSITION
--------      -----------       -----------   --------     ----------    ---------     ---------    ---------   --------
Simon To      the Company       Interest of   H Shares      100,000        0.002%          --         0.009%      --
                                  spouse
                                 (note 1)


------------
Note 1: The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

Save as disclosed above, as of 30 June, 2004, none of the directors, chief executive or supervisors of the Company has interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of the Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interest or short positions which they are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Listing Rules.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As of 30 June, 2004, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Board is not aware of any matter that does not comply with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in the six months ended 30 June, 2004.

                                              By order of the Board of Directors
                                                          YAN ZHI QING
                                              Chairman of the Board of Directors



Guangzhou, the PRC
26 August, 2004

DOCUMENTS AVAILABLE FOR INSPECTION AND ADDRESS FOR INSPECTION

DOCUMENT available for inspection:  Original copy of the Company's 2004 interim report signed by the Chairman of the Board.

ADDRESS FOR INSPECTION:             The Company Secretary Office of the China
                                    Southern Airlines Company Limited, No. 278,
                                    Ji Chang Lu, Guangzhou, the People's
                                    Republic of China.

WEBSITE:                            www.cs-air.com

OPERATING DATA SUMMARY

                                                              FOR THE SIX MONTHS
                                                                ENDED 30 JUNE,                    2004 VS 2003
                                                            -----------------------        --------------------------
                                                                                            INCREASE/
                                                             2004             2003         (DECREASE)              (%)
                                                           -------           ------        ----------             ----
CAPACITY
Available seat kilometres (ASKs) (million)
 --  Domestic                                               20,141           13,588             6,553             48.2
 --  Hong Kong regional                                        926              581               345             59.4
 --  International                                           4,861            3,369             1,492             44.3
                                                           -------          -------           -------
Total                                                       25,928           17,538             8,390             47.8
                                                           =======          =======           =======

Available tonne kilometres (ATKs) (million)
 --  Domestic                                                2,333            1,567               766             48.9
 --  Hong Kong regional                                        103               65                38             58.5
 --  International                                           1,139              926               213             23.0
                                                           -------          -------           -------
Total                                                        3,575            2,558             1,017             39.8
                                                           =======          =======           =======
Kilometres flown (thousand)                                156,041          106,641            49,400             46.3
                                                           =======          =======           =======
Hours flown (thousand)                                         242              165                77             46.7
                                                           =======          =======           =======
Number of flight sectors
 --  Domestic                                              117,919           80,538            37,381             46.4
 --  Hong Kong regional                                      7,549            4,888             2,661             54.4
 --  International                                           7,548            5,330             2,218             41.6
                                                           -------          -------           -------
Total                                                      133,016           90,756            42,260             46.6
                                                           =======          =======           =======

TRAFFIC
Revenue passenger kilometres (RPKs) (million)
 --  Domestic                                               13,644            7,919             5,725             72.3
 --  Hong Kong regional                                        573              293               280             95.6
 --  International                                           3,025            1,886             1,139             60.4
                                                           -------          -------           -------
Total                                                       17,242           10,098             7,144             70.7
                                                           =======          =======           =======

Revenue tonne kilometres (RTKs) (million)
 --  Domestic                                                1,518              927               591             63.8
 --  Hong Kong regional                                         57               31                26             83.9
 --  International                                             611              466               145             31.1
                                                           -------          -------           -------
Total                                                        2,186            1,424               762             53.5
                                                           =======          =======           =======


                                                              FOR THE SIX MONTHS
                                                                ENDED 30 JUNE,                    2004 VS 2003
                                                            -----------------------        --------------------------
                                                                                            INCREASE/
                                                             2004             2003         (DECREASE)              (%)
                                                            ------           ------        ----------             ----
Passenger tonne kilometres (million)
 --  Domestic                                                1,219              707               512             72.4
 --  Hong Kong regional                                         51               27                24             88.9
 --  International                                             270              168               102             60.7
                                                            ------           ------            ------
Total                                                        1,540              902               638             70.7
                                                            ======           ======            ======
Cargo and mail tonne kilometres (million)
 --  Domestic                                                  299              220                79             35.9
 --  Hong Kong regional                                          6                4                 2             50.0
 --  International                                             341              298                43             14.4
                                                            ------           ------            ------
Total                                                          646              522               124             23.8
                                                            ======           ======            ======

Passengers carried (thousand)
 --  Domestic                                               11,825            6,839             4,986             72.9
 --  Hong Kong regional                                        671              383               288             75.2
 --  International                                             819              516               303             58.7
                                                            ------           ------            ------
Total                                                       13,315            7,738             5,577             72.1
                                                            ======           ======            ======
Cargo and mail carried (thousand tonne)
 --  Domestic                                                  218              163                55             33.7
 --  Hong Kong regional                                          7                6                 1             16.7
 --  International                                              42               32                10             31.3
                                                            ------           ------            ------
Total                                                          267              201                66             32.8
                                                            ======           ======            ======

LOAD FACTORS
Passenger load factor (RPK/ASK) (%)
 --  Domestic                                                 67.7             58.3               9.4             16.1
 --  Hong Kong regional                                       61.9             50.4              11.5             22.8
 --  International                                            62.2             56.0               6.2             11.1

Total                                                         66.5             57.6               8.9             15.5
                                                            ======           ======            ======

Average load factor (RTK/ATK) (%)
 --  Domestic                                                 65.1             59.2               5.9             10.0
 --  Hong Kong regional                                       55.3             47.7               7.6             15.9
 --  International                                            53.6             50.3               3.3              6.6

Total                                                         61.1             55.7               5.4              9.7
                                                            ======           ======            ======

Breakeven load factor (%)                                     58.3             70.4             (12.1)           (17.2)
                                                            ======           ======            ======



                                                              FOR THE SIX MONTHS
                                                                ENDED 30 JUNE,                    2004 VS 2003
                                                            -----------------------        --------------------------
                                                                                            INCREASE/
                                                             2004             2003         (DECREASE)              (%)
                                                            ------           ------        ----------             ----
YIELD
Yield per RPK (RMB)
 --  Domestic                                                 0.58             0.57              0.01              1.8
 --  Hong Kong regional                                       0.93             1.00             (0.07)            (7.0)
 --  International                                            0.45             0.43              0.02              4.7

Total                                                         0.57             0.56              0.01              1.8
                                                            ======           ======            ======
Yield per cargo and mail tonne kilometre (RMB)                1.64             1.77             (0.13)            (7.3)
                                                            ======           ======            ======
Yield per RTK (RMB)
 --  Domestic                                                 5.49             5.28              0.21              4.0
 --  Hong Kong regional                                       9.98            10.39             (0.41)            (3.9)
 --  International                                            3.15             2.83              0.32             11.3

Total                                                         4.96             4.59              0.37              8.1
                                                            ======           ======            ======
FLEET
Number of aircraft in service at period end
 --  Boeing                                                    113              103                10              9.7
 --  Airbus                                                     24               22                 2              9.1
 --  Others                                                      2              --                  2              N/A
                                                            ------           ------            ------
Total                                                          139              125                14             11.2
                                                            ======           ======            ======
Aircraft utilisation rate (hours per day)
 --  Boeing                                                   9.60             7.39              2.21             29.9
 --  Airbus                                                   9.27             7.02              2.25             32.1

Total                                                         9.40             7.33              2.07             28.2
                                                            ======           ======            ======
FINANCIAL
Operating cost per ASK (RMB)                                  0.40             0.46             (0.06)           (13.0)
                                                            ======           ======            ======
Operating cost per ATK (RMB)                                  2.89             3.17             (0.28)            (8.8)
                                                            ======           ======            ======


The Board of Directors of the Company is pleased to announce the unaudited consolidated interim results of the Group for the six months ended 30 June, 2004, together with the comparative figures for the corresponding period of 2003 as follows:

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)


                                                                                                              2004 VS
                                                              FOR THE SIX MONTHS ENDED 30 JUNE,                  2003
                                                      --------------------------------------------------     INCREASE/
                                                           2004          2003         2004          2004    (DECREASE)
                                           NOTE         RMB'000       RMB'000      HK$'000       US$'000           (%)
                                           ----      ----------    ----------   ----------     ---------     ---------
Operating revenue
  Traffic revenue:
    Passenger                                         9,776,002     5,615,796    9,214,819     1,181,162          74.1
    Cargo and mail                                    1,058,276       921,883      997,527       127,864          14.8
                                                     ----------    ----------   ----------     ---------
                                                     10,834,278     6,537,679   10,212,346     1,309,026          65.7
  Other revenue                                         259,659       195,193      244,754        31,372          33.0
                                                     ----------    ----------   ----------     ---------
Total operating revenue                      2       11,093,937     6,732,872   10,457,100     1,340,398          64.8
                                                     ----------    ----------   ----------     ---------
Operating expenses:
  Flight operations                                   4,722,442     3,516,885    4,451,355       570,578          34.3
  Maintenance                                         1,409,841     1,218,488    1,328,910       170,341          15.7
  Aircraft and traffic servicing                      1,688,612     1,197,273    1,591,679       204,022          41.0
  Promotion and sales                                   874,393       673,965      824,199       105,646          29.7
  General and administrative                            551,719       480,598      520,048        66,660          14.8
  Depreciation and amortisation                       1,083,346     1,016,530    1,021,158       130,893           6.6
  Other                                                   8,244         3,465        7,771           996         137.9
                                                     ----------    ----------   ----------     ---------
Total operating expenses                             10,338,597     8,107,204    9,745,120     1,249,136          27.5
                                                     ----------    ----------   ----------     ---------
Operating profit/(loss)                                 755,340    (1,374,332)     711,980        91,262         155.0
                                                     ----------    ----------   ----------     ---------
Non-operating income/(expenses):
  Share of associated companies'
    results                                              21,156         2,825       19,942         2,556         648.9
  Share of jointly controlled entities'
    results                                               4,351       (21,654)       4,101           526         120.1
  Profit/(loss) on sale of fixed assets                   2,999       (22,679)       2,827           362         113.2
  Interest income                                         8,994         5,842        8,478         1,087          54.0
  Interest expense                           3         (343,620)     (455,456)    (323,895)      (41,517)       (24.6)
  Exchange gain/(loss), net                              15,397        (4,774)      14,513         1,860         422.5
  Other, net                                              4,531          (287)       4,271           548       1,678.7
                                                     ----------    ----------   ----------     ---------
Total net non-operating expenses                       (286,192)     (496,183)    (269,763)      (34,578)        (42.3)
                                                     ----------    ----------   ----------     ---------
Profit/(loss) before taxation
  and minority interests                     3          469,148    (1,870,515)     442,217        56,684         125.1
Taxation (expense)/credit                    4          (94,790)      544,992      (89,349)      (11,453)       (117.4)
                                                     ----------    ----------   ----------     ---------
Profit/(loss) before minority interests                 374,358    (1,325,523)     352,868        45,231         128.2
Minority interests                                     (108,174)       93,910     (101,964)      (13,070)        215.2
                                                     ----------    ----------   ----------     ---------
Profit/(loss) attributable to
  shareholders                                          266,184    (1,231,613)     250,904        32,161         121.6
                                                     ==========    ==========   ==========     =========
Basic earnings/(loss) per share              5          RMB0.06      RMB(0.37)     HK$0.06      US$0.007         116.7
                                                     ==========    ==========   ==========     =========



The notes on pages 18 to 24 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 30 June, 2004
(Expressed in Renminbi)


                                                                                 AS AT          AS AT
                                                                               30 JUNE,     31 DECEMBER,
                                                                                 2004           2003
                                                                 NOTE          RMB'000         RMB'000
                                                                 ----        -----------    -------------
NON-CURRENT ASSETS
Fixed assets                                                                  29,128,791       28,535,907
Construction in progress                                                       2,189,052        1,629,689
Lease prepayments                                                                344,755          348,652
Interest in associated companies                                                 443,780          422,201
Interest in jointly controlled entities                                          787,874          731,323
Other investments                                                                199,007          204,971
Lease and equipment deposits                                                   4,717,553        2,932,591
Deferred expenditure                                                             233,726          248,853
Long-term receivables                                                              6,648            6,380
                                                                              ----------       ----------
                                                                              38,051,186       35,060,567
                                                                              ----------       ----------
CURRENT ASSETS
Inventories                                                                      572,457          543,777
Trade receivables                                                  7           1,210,680          833,604
Other receivables                                                                310,365          296,047
Prepaid expenses and other assets                                                323,947          247,926
Cash and cash equivalents                                                      2,931,786        2,080,174
                                                                              ----------       ----------
                                                                               5,349,235        4,001,528
                                                                              ----------       ----------
CURRENT LIABILITIES
Bank and other loans                                                           9,931,236        7,096,846
Obligations under finance leases                                               1,138,495        1,297,855
Amounts due to related companies                                                 906,353          929,003
Other liabilities                                                              1,176,852        1,019,811
Accounts payable                                                   8             841,409          928,093
Bills payable                                                                        --           438,135
Sales in advance of carriage                                                     386,255          466,087
Accrued expenses                                                               3,217,955        2,527,794
Taxes payable                                                                     72,954           89,954
                                                                              ----------       ----------
                                                                              17,671,509       14,793,578
                                                                              ----------       ----------
NET CURRENT LIABILITIES                                                      (12,322,274)     (10,792,050)
                                                                              ----------       ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                         25,728,912       24,268,517
                                                                              ----------       ----------
LONG-TERM LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                                           6,062,819        4,521,735
Obligations under finance leases                                               5,006,135        5,543,084
Provision for major overhauls                                                    230,525          189,464
Deferred credits                                                                  44,983           46,554
Deferred taxation                                                                456,354          398,305
                                                                              ----------       ----------
                                                                              11,800,816       10,699,142
                                                                              ----------       ----------
                                                                              13,928,096       13,569,375
                                                                              ==========       ==========


The notes on pages 18 to 24 form part of this interim financial report.

As at 30 June, 2004
(Expressed in Renminbi)


                                                                                 AS AT          AS AT
                                                                               30 JUNE,     31 DECEMBER,
                                                                                 2004           2003
                                                                 NOTE          RMB'000         RMB'000
                                                                 ----         ----------    -------------
REPRESENTING:
SHARE CAPITAL                                                                  4,374,178        4,374,178
RESERVES                                                          9            7,787,713        7,521,529
                                                                              ----------       ----------

SHAREHOLDERS' EQUITY                                                          12,161,891       11,895,707
MINORITY INTERESTS                                                             1,766,205        1,673,668
                                                                              ----------       ----------
                                                                              13,928,096       13,569,375
                                                                              ==========       ==========


Approved and authorised for issue by the board of directors on 26 August, 2004.





    YAN ZHI QING                   WANG CHANG SHUN                  XU JIE BO
      Director                        Director                      Director


The notes on pages 18 to 24 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED) For the six months ended 30 June, 2004
(Expressed in Renminbi)


                                              SHARE         SHARE        OTHER      RETAINED
                                            CAPITAL       PREMIUM     RESERVES      EARNINGS         TOTAL
                                            RMB'000       RMB'000      RMB'000       RMB'000       RMB'000
                                          ---------     ---------     --------    ----------    -----------
At 1 January, 2003                        3,374,178     3,683,956      585,372     1,969,701     9,613,207

Loss for the period                             --            --           --     (1,231,613)   (1,231,613)
                                          ---------     ---------      -------    ----------     ---------

At 30 June, 2003                          3,374,178     3,683,956      585,372       738,088     8,381,594
                                          =========     =========      =======    ==========    ==========

At 1 January, 2004                        4,374,178     5,324,723      610,341     1,586,465    11,895,707

Profit for the period                           --            --           --        266,184       266,184
                                          ---------     ---------      -------    ----------     ---------

AT 30 JUNE, 2004                          4,374,178     5,324,723      610,341     1,852,649    12,161,891
                                          =========     =========      =======    ==========    ==========



The notes on pages 18 to 24 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the six months ended 30 June, 2004
(Expressed in Renminbi)


                                                                             FOR THE SIX MONTHS
                                                                               ENDED 30 JUNE,
                                                                         ---------------------------
                                                                               2004             2003
                                                                            RMB'000          RMB'000
                                                                         ----------       ----------
Net cash inflows from operating activities                                1,217,840        1,199,731
Net cash used in investing activities                                    (4,050,525)      (1,886,023)
                                                                         ----------       ----------
Net cash outflows before financing activities                            (2,832,685)        (686,292)
Net cash inflows/(outflows) from financing activities                     3,684,297         (803,404)
                                                                         ----------       ----------
Increase/(decrease) in cash and cash equivalents                            851,612       (1,489,696)

Cash and cash equivalents as at 1 January,                                2,080,174        3,771,043
                                                                         ----------       ----------
Cash and cash equivalents as at 30 June,                                  2,931,786        2,281,347
                                                                         ==========       ==========


The notes on pages 18 to 24 form part of this interim financial report.

NOTES:

1    BASIS OF PREPARATION

     This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is included on page 25.

     The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board.

     The financial information relating to the financial year ended 31 December, 2003 included in the interim financial report does not constitute the Group's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December, 2003 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 23 April, 2004.

     The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2003 annual financial statements.

     The notes on the unaudited interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2003 annual financial statements.

2    TURNOVER

     The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport in the People's Republic of China ("PRC"), which is both the main hub of the Group's route network and the location of its corporate headquarters.

     Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax. The turnover for the six months ended 30 June, 2003, was stated net of sales tax and contributions to the CAAC Infrastructure Development Fund.

     Sales tax is payable at 3% (2003: 3%) of the Group's traffic revenue in respect of domestic flights and international/Hong Kong regional outbound flights. During the six months ended 30 June, 2003, the Group's passenger revenue for May and June 2003 was exempted from sales tax.

     Prior to 1 April, 2004, contributions to the CAAC Infrastructure Development Fund were payable at 5% and 2%, respectively of the Group's domestic and international/Hong Kong regional traffic revenue, except for the period from 1 May, 2003 to 31 March, 2004 during which the Group was exempted from contributions to the CAAC Infrastructure Development Fund. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the Group's traffic capacity deployed on its routes. The contributions now form part of the flight operations expenses.

     The Group's turnover and operating profit/(loss) by geographic region are analysed as follows:


                                                            FOR THE SIX MONTHS ENDED 30 JUNE,
                                                -------------------------------------------------------------
                                                                 HONG KONG
                                                DOMESTIC         REGIONAL      INTERNATIONAL          TOTAL
                                                 RMB'000          RMB'000          RMB'000           RMB'000
                                               ----------       ----------     -------------       ----------
2004
Traffic revenue                                 8,341,352          568,609         1,924,317       10,834,278
Other revenue                                     259,659              --                --           259,659
                                               ----------          -------         ---------       ----------
Turnover                                        8,601,011          568,609         1,924,317       11,093,937
                                               ==========          =======         =========       ==========
Operating profit                                  604,728           38,852           111,760          755,340
                                               ==========          =======         =========       ==========

2003
Traffic revenue                                 4,896,421          321,912         1,319,346        6,537,679
Other revenue                                     195,193              --                --           195,193
                                               ----------          -------         ---------       ----------

Turnover                                        5,091,614          321,912         1,319,346        6,732,872
                                               ==========          =======         =========       ==========
Operating (loss)                               (1,198,810)         (80,384)          (95,138)      (1,374,332)
                                               ==========          =======         =========       ==========


3    PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS


                                                                           FOR THE SIX MONTHS
                                                                             ENDED 30 JUNE,
                                                                       --------------------------
                                                                         2004               2003
                                                                        RMB'000           RMB'000
                                                                       ---------          -------
Profit/(loss) before taxation and minority interests
  is arrived at after charging:

Depreciation
  -- owned assets                                                        815,604          768,595
  -- assets held under finance leases                                    254,742          247,935
Staff costs                                                            1,061,144          847,623
Operating lease charges in respect of aircraft                           827,665          820,491
Amortisation of deferred expenditure                                      13,000           13,348

Interest on bank and other loans                                         174,232          273,841
Finance charges on obligations under finance leases                      186,147          231,371
Less: borrowing costs capitalised                                        (16,759)         (49,756)

Net interest expense                                                     343,620          455,456
                                                                       =========          =======

4    TAXATION EXPENSE/(CREDIT)


                                                                          FOR THE SIX MONTHS
                                                                             ENDED 30 JUNE,
                                                                       -------------------------
                                                                         2004             2003
                                                                        RMB'000          RMB'000
                                                                        -------         --------
PRC income tax                                                           27,953            2,859
Share of taxation of associated companies                                 3,738            3,791
Share of taxation of jointly controlled entities                          5,050              --
                                                                        -------         ---------
                                                                         36,741            6,650
Deferred taxation                                                        58,049         (551,642)
                                                                        -------         ---------
                                                                         94,790         (544,992)
                                                                        =======         =========


     On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document from Guangzhou Municipal State Tax Bureau, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

     In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas and PRC governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.

5    BASIC EARNINGS/(LOSS) PER SHARE

     The calculation of basic earnings/(loss) per share is based on the consolidated profit attributable to shareholders of RMB266,184,000 (2003: loss of RMB1,231,613,000) and the weighted average number of shares in issue during the period of 4,374,178,000 (2003: 3,374,178,000).

     There were no dilutive potential shares in existence during the six months ended 30 June, 2003 and 2004.

6    DIVIDENDS

     The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June, 2004 (2003: Nil).

7    TRADE RECEIVABLES

     Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses, is set out below:


                                                                            AS AT          AS AT
                                                                          30 JUNE,     31 DECEMBER,
                                                                            2004           2003
                                                                          RMB'000          RMB'000
                                                                          ---------    -------------
Within 1 month                                                              919,687        589,080
More than 1 month but less than 3 months                                    288,093        235,828
More than 3 months but less than 12 months                                    2,900          8,696
                                                                          ---------        -------
                                                                          1,210,680        833,604
                                                                          =========        =======



8    ACCOUNTS PAYABLE

     An ageing analysis of accounts payable is as follows:


                                                                        AS AT          AS AT
                                                                       30 JUNE,     31 DECEMBER,
                                                                         2004           2003
                                                                       RMB'000         RMB'000
                                                                       -------      ------------
Due within 1 month or on demand                                        275,060         279,165
Due after 1 month but within 3 months                                  242,721         278,113
Due after 3 months but within 6 months                                 323,628         370,815
                                                                       -------         -------
                                                                       841,409         928,093
                                                                       =======         =======

9    RESERVES

     No transfer to statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve has been made during the period and the corresponding period of 2003. According to the Articles of Association of the Company and certain of its subsidiaries and the PRC Company Law, any such transfer shall be proposed by the respective board of directors and approved by shareholders in the annual general meeting.

10   COMMITMENTS

     (A)  CAPITAL COMMITMENTS

          As at 30 June, 2004, the Group had capital commitments as follows:


                                                                        AS AT          AS AT
                                                                       30 JUNE,     31 DECEMBER,
                                                                         2004           2003
                                                                      RMB'000         RMB'000
                                                                     -----------    ------------
Commitments in respect of aircraft and related equipment
  -- authorised and contracted for                                    14,155,601     10,615,079
                                                                      ----------     ----------
Commitments in respect of investments in the Guangzhou new airport
  -- authorised and contracted for                                       387,185        617,277
  -- authorised but not contracted for                                 1,252,906      1,454,661
                                                                      ----------     ----------
                                                                       1,640,091      2,071,938
                                                                      ----------     ----------
Other commitments
  -- authorised and contracted for                                       134,201        232,570
  -- authorised but not contracted for                                   656,971        708,099
                                                                      ----------     ----------
                                                                         791,172        940,669
                                                                      ----------     ----------
                                                                      16,586,864     13,627,686
                                                                      ==========     ==========

     The Group has taken steps towards the purchase of the airline business of China Northern Airlines Company and Xinjiang Airlines Company. No contractual obligations existed as at 30 June, 2004 and up to the date of approval of this interim financial report. The purchase price has not yet been determined.

(B)  INVESTING COMMITMENTS

     As at 30 June, 2004, the Company was committed to make a capital contribution of approximately RMB382 million (as at 31 December, 2003: approximately RMB446 million) to its jointly controlled entities.

11   RELATED PARTY TRANSACTIONS

     The Group obtained various operating and financial services provided by China Southern Air Holding Company ("CSAHC"), the ultimate holding company and its affiliates, and the Group's associated companies and jointly controlled entities during the normal course of its business.

     The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities during the period:


                                                                                   FOR THE SIX MONTHS
                                                                                     ENDED 30 JUNE,
                                                                                ------------------------
                                                                                 2004             2003
                                                                                RMB'000          RMB'000
                                                                                -------          -------
EXPENSES

Paid to CSAHC and its affiliates
Handling charges                                                                 18,552           14,277
Wet lease rentals                                                                   --            27,800
Sundry aviation supplies                                                         25,596           25,982
Air catering expenses                                                            18,865           11,986
Housing benefits                                                                 42,500           42,500
Lease charges for land and buildings                                              7,612            7,612

Paid to associated companies and jointly controlled entities
Repairing charges                                                               431,340          277,579
Flight simulation service charges                                                46,426           50,151

INCOME

Received from associated companies and jointly controlled entities
Rental income                                                                    15,288           15,288
Interest income                                                                   1,025            1,178


In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group during the period. The total amount involved is not material to the results of the Group for the period.

As at 30 June, 2004, the Group had cash and cash equivalents placed with Southern Airlines Group Finance Company Limited, a PRC authorised financial institution controlled by CSAHC and an associated company of the Group amounting to RMB677,835,000 (as at 31 December, 2003: RMB365,906,000). The applicable interest rates are determined in accordance with the rates published by the People's Bank of China.

     As at 31 December, 2003, the Group had advances from CSAHC amounting to RMB165,995,000, which was interest free and repayable on demand. The advances were repaid by the Group during the period.

     The Directors of the Company are of the opinion that the above transactions were conducted in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

12   CONTINGENT LIABILITIES

     There have been no material adverse changes in contingent liabilities of the Group subsequent to 31 December, 2003, details of which are disclosed in its 2003 annual financial statements.

13   CONVENIENCE TRANSLATION

     The unaudited consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0609 and US$1.00 to RMB8.2766, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 30 June, 2004. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 30 June, 2004 or on any other date.

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

INTRODUCTION

We have been instructed by the Company to review the interim financial report as set out on pages 13 to 24.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June, 2004.

                                                                KPMG
                                                    Certified Public Accountants

Hong Kong,
26 August, 2004

B. PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS ("PRC GAAP")

CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 30 June, 2004


                                                                                AS AT          AS AT
                                                                               30 JUNE,     31 DECEMBER,
                                                                                 2004           2003
                                                                               RMB'000        RMB'000
                                                                             ----------     ------------
ASSETS
Current assets:
  Cash and cash equivalents                                                   3,094,663        2,321,483
  Trade receivables                                                           1,298,305          891,827
  Other receivables                                                             339,945          316,665
  Advance payments                                                              152,950           84,832
  Inventories                                                                   672,274          631,669
  Prepaid expenses                                                              233,190          203,370
                                                                             ----------       ----------
TOTAL CURRENT ASSETS                                                          5,791,327        4,449,846
                                                                             ----------       ----------
Long-term equity investments                                                    642,791          622,372
                                                                             ----------       ----------
Fixed assets:
  Cost                                                                       42,552,129       40,898,104
  Less: accumulated depreciation                                             12,586,660       11,502,684
                                                                             ----------       ----------
  Net book value of fixed assets                                             29,965,469       29,395,420
  Construction materials                                                          2,230            1,730
  Construction in progress                                                    2,551,738        1,937,390
                                                                             ----------       ----------
TOTAL FIXED ASSETS                                                           32,519,437       31,334,540
                                                                             ----------       ----------
Other assets:
  Lease and equipment deposits                                                4,822,208        2,932,591
  Deferred expenditure                                                           23,560           26,473
  Long-term receivables                                                           8,356            6,382
                                                                             ----------       ----------
TOTAL OTHER ASSETS                                                            4,854,124        2,965,446
                                                                             ----------       ----------
TOTAL ASSETS                                                                 43,807,679       39,372,204
                                                                             ==========       ==========


As at 30 June, 2004


                                                                                   AS AT          AS AT
                                                                                 30 JUNE,      31 DECEMBER,
                                                                                   2004            2003
                                                                                  RMB'000         RMB'000
                                                                                ----------     ------------
LIABILITIES AND SHAREHOLDERS' FUNDS
Current liabilities:
  Short-term loans                                                               9,257,983        6,429,306
  Bills payable                                                                        --           447,778
  Trade accounts payable                                                         1,721,631        1,667,383
  Sales in advance of carriage                                                     386,255          466,087
  Wages payable                                                                     75,551           74,956
  Staff welfare payable                                                            129,586          131,284
  Taxes payable                                                                    170,539          102,134
  CAAC infrastructure development fund payable                                     187,320          353,592
  Other creditors                                                                    8,916            5,756
  Other payables                                                                   945,504          892,299
  Accrued expenses                                                               3,035,210        2,386,987
  Long-term liabilities due within one year                                      1,832,247        1,985,895
                                                                                ----------       ----------
TOTAL CURRENT LIABILITIES                                                       17,750,742       14,943,457
                                                                                ----------       ----------

Long-term liabilities:
  Long-term borrowings                                                           6,377,098        4,779,678
  Obligations under finance leases                                               5,006,135        5,543,084
  Provision for major overhauls                                                    230,525          189,464
  Deferred credits                                                                 200,234          217,162
                                                                                ----------       ----------
TOTAL LONG-TERM LIABILITIES                                                     11,813,992       10,729,388
                                                                                ----------       ----------
Deferred taxation
  Deferred tax liabilities                                                         451,711          391,638
                                                                                ----------       ----------
TOTAL LIABILITIES                                                               30,016,445       26,064,483
                                                                                ----------       ----------
MINORITY INTERESTS                                                               1,908,306        1,757,872
                                                                                ----------       ----------
SHAREHOLDERS' EQUITY
  Share capital                                                                  4,374,178        4,374,178
  Capital reserves                                                               5,801,345        5,801,345
  Surplus reserves                                                                 610,341          610,341

    Including: Statutory public welfare fund                                       172,687          172,687
  Retained profits                                                               1,097,064          763,985
                                                                                ----------       ----------
TOTAL SHAREHOLDERS' EQUITY                                                      11,882,928       11,549,849
                                                                                ----------       ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      43,807,679       39,372,204
                                                                                ==========       ==========



CONSOLIDATED INCOME AND PROFIT APPROPRIATION STATEMENT (UNAUDITED) For the six months ended 30 June, 2004


                                                                                    FOR THE SIX MONTHS
                                                                                       ENDED 30 JUNE,
                                                                                ---------------------------
                                                                                    2004            2003
                                                                                  RMB'000         RMB'000
                                                                                ----------      -----------

REVENUE FROM PRINCIPAL OPERATIONS                                               11,166,992        7,057,009
Less:  Transfer to CAAC infrastructure
         development fund                                                              --           250,788
                                                                                ----------       ----------
NET REVENUE FROM PRINCIPAL OPERATIONS                                           11,166,992        6,806,221
Less:  Costs of principal operations                                             8,775,648        6,817,521
       Business taxes and surcharges                                               318,252          189,302
                                                                                ----------       ----------
PROFIT/(LOSS) FROM PRINCIPAL OPERATIONS                                          2,073,092         (200,602)
Add:   Profit from other operations                                                 94,503           41,177
Less:  Selling expenses                                                            869,667          645,175
       Administrative expenses                                                     477,827          500,164
       Financial expenses                                                          331,437          454,081
                                                                                ----------       ----------
OPERATING PROFIT/(LOSS)                                                            488,664       (1,758,845)
Add:   Investment income/(loss)                                                     28,819          (11,802)
       Non-operating income                                                         48,349            4,677
Less:  Non-operating expenses                                                       25,011           30,233
                                                                                ----------       ----------
PROFIT/(LOSS) BEFORE INCOME TAX                                                    540,821       (1,796,203)
Less:  Income tax                                                                   88,026         (544,489)
       Minority interests                                                          119,716          (86,957)
                                                                                ----------       ----------
NET PROFIT/(LOSS) FOR THE PERIOD                                                   333,079       (1,164,757)
                                                                                ==========       ==========

NOTES:

1    SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies adopted by the Group in the preparation of the financial statements conform to the Accounting Standards for Business Enterprises and "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the Ministry of Finance ("MOF"). The significant accounting policies adopted in the preparation of these financial statements are set out below:

     (A)  ACCOUNTING YEAR

          The accounting year of the Group is from 1 January to 31 December.

     (B)  BASIS OF CONSOLIDATION

          The consolidated financial statements have been prepared in accordance with "Accounting Regulations for Business Enterprises" and Cai Kuai Zi
          (1995) No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

          The consolidated financial statements include the financial statements of the China Southern Airlines Company Limited ("the Company") and all of its principal subsidiaries. Subsidiaries are those entities in which the Company has more than 50% equity interest or those entities controlled by the Company. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company has more than 50% equity interest, or when the Company does not have more than 50% equity interest, but has control over those entities. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operations are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries.

          Where the accounting policies adopted by subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant intercompany balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

          For those jointly controlled entities which the Company has joint control with other investors under contractual arrangements, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to the percentage of holding of equity interest in those entities in the consolidated financial statements.

     (C)  BASIS OF PREPARATION

          The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

     (D)  REPORTING CURRENCY AND TRANSLATION OF FOREIGN CURRENCIES

          The financial statements are prepared in Renminbi.

     (E)  TRANSLATION OF FOREIGN CURRENCIES

          Foreign currency transactions during the period are translated into Renminbi at the exchange rates quoted by the People's Bank of China at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China at the balance sheet date. Exchange gains and losses on foreign currency translation, except for the gains and losses relating to the transaction referred to below, are dealt with in the income statement.

          Exchange differences directly relating to the purchase or construction of fixed assets (including exchange differences on funds borrowed specifically for the purchase or construction of fixed assets) before they are ready for use are capitalised as part of the cost of fixed assets.

     (F)  CASH EQUIVALENTS

          Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

     (G)  ALLOWANCE FOR DOUBTFUL ACCOUNTS

          Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience.

          Allowances for other receivables are made based on the nature of the receivables and estimation of the corresponding collectibility risk.

     (H)  INVENTORIES

          Inventories, which consist primarily of expendable spare parts and supplies, are carried at the lower of cost and net realisable value. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realisable value of each class of inventories is recognised as a provision for diminution in value of inventories. Net realisable value is determined based on amount recoverable in the normal course of business after the balance sheet date or estimates made by the management based on the market conditions. Inventories are recorded using the perpetual stocking method.

          Inventories are amortised in full when issue for use.

     (I)  LONG-TERM EQUITY INVESTMENTS

          Long-term investments are stated at the lower of cost and the recoverable amount. A provision for impairment is determined on an individual basis on difference between the cost and the recoverable amount, if the latter is lower.

          A long-term equity investment in an investee enterprise that the Company has the power to control, jointly control or exercise significant influence over is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Company's share of the net assets of the enterprise. Equity investment difference, which is the difference between the initial investment cost and the Company's share of the equity of the investee enterprise, is accounted for as follows:

          -- Any excess of the initial investment cost over the Company's share of the equity is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement.

          -- Any shortfall of the initial investment cost over the Group's share of investors' equity is amortised on a straight-line basis over 10 years if the investment was acquired before the issuance of the "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" (Cai Kuai (2003) No. 10) on 7 April, 2003. Otherwise, the shortfalls are recognised in "Capital surplus -- reserve for equity investment".

          A long-term equity investment in an investee enterprise that the Group does not control, jointly control or exercise significant influence over is accounted for under the cost method. Investment income is recognised when an investee enterprise declares a cash dividend or distributes profits.

          Upon disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying value of the investments is recognised in the income statement.

     (J)  FIXED ASSETS AND CONSTRUCTION IN PROGRESS

          Fixed assets represent the assets held by the Group for rendering services and administrative purposes with useful lives over 1 year and comparatively high unit value.

          Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Construction in progress are stated in the balance sheet at cost less impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets are adjusted to the revalued amounts accordingly.

          All direct and indirect costs related to the acquisition or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs include borrowing costs, which include foreign exchange differences, on specific borrowings for the construction of the fixed assets during the construction period.

          Construction in progress is transferred to fixed assets when the asset is ready for its intended use.

          Pursuant to an approval document Cai Kuai Han (2004) No. 39 from the MOF, the Group accounts for rotables as fixed assets.

          Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

                                                                       DEPRECIABLE LIFE       RESIDUAL VALUE
                                                                       ----------------       --------------
Owned & leased aircraft                                                   8 to 15 years           28.75%
Other flight equipment:
  -- Jet engines                                                          8 to 15 years               3%
  -- Others, including high-value rotables                                8 to 15 years              Nil
Buildings                                                                15 to 40 years              Nil
Machinery and equipment                                                   5 to 10 years               3%
Motor vehicles                                                                  6 years               3%

          Land use rights are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses, and are amortised on a straight line basis over the period of land use rights.

     (K)  LEASED ASSETS

          (i)  Finance Lease

               A finance lease is a lease that transfers substantially all the risks and benefits of ownership of an asset to the lessee, whether or not the legal title to the asset is eventually transferred. Flight equipment acquired by way of finance leases are stated at an amount equal to the lower of their original carrying value in the books of the legal owner (the lessor) and the present value of the minimum lease payments at inception of the lease. Depreciation of leased assets is calculated using the straight-line method. If there is no reasonable certainty that the lessee will obtain ownership of the leased assets at the end of the lease term, the leased assets are depreciated over the shorter of the lease term or their estimated useful lives. If there is reasonable certainty that the lessee will obtain ownership of the leased assets at the end of the lease term, the leased assets are depreciated over their estimated useful lives. At the inception of the lease, the minimum lease payments are recorded as obligations under finance leases. The difference between the value of the leased assets and the minimum lease payments is recognised as unrecognised finance charges under finance leases.

               Unrecognised finance charges are amortised on an effective interest method over the lease term.

          (ii) Operating Lease

               An operating lease is a lease other than a finance lease. Operating lease payments are charged to the income statement on a straight line basis over the terms of the related leases. Contingent rental is recognised as expenses of the current period when actually occurs.

     (L)  DEFERRED EXPENDITURE

          Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised on a straight line basis over the terms of the related leases.

     (M) IMPAIRMENT OF LONG-TERM INVESTMENTS, FIXED ASSETS, CONSTRUCTION IN PROGRESS AND OTHER ASSETS

          The carrying amounts of individual assets are reviewed regularly to determine whether the recoverable amounts have declined below the carrying value. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the estimated net selling price and the estimated value in use. In determining the value in use, estimated future cash flows to be generated by the asset are discounted to their present value. The provision for impairment loss is determined on an item-by-item basis and recognised as an expense in the income statement.

          If there is an indication that an impairment loss recognised for an asset in prior years may no longer exist, or if there has been a change in the estimates used to determine the recoverable amount, which reduces the impairment loss, the provision for impairment loss is reversed. The reversed amount is credited to the income statement in the period in which the reversal is recognised.

     (N)  INCOME TAX

          Income tax is recognised using the tax effect accounting method. Income tax for the year comprises current and deferred tax.

          Current tax is calculated at the applicable tax rate on taxable profit.

          Deferred tax is provided under the liability method, for timing differences between the accounting profit before tax and the taxable profit arising from the differences in the accounting and tax treatment of income and expenses or losses. When the tax rates change or new types of tax are levied, adjustments are made to the amounts originally recognised for the timing differences. The current tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

          Deferred tax assets arising from the tax value of losses, which are expected to be utilised against future taxable income, are set off against the deferred tax liabilities of the same tax payer and within the same jurisdiction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

     (O)  MAINTENANCE AND OVERHAUL COSTS

          Routine maintenance and repairs and overhauls in respect of owned aircrafts and aircrafts held under finance leases are expensed as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls that are required to be performed on the related aircrafts prior to their return to the lessors.

     (P)  REVENUE RECOGNITION

          Provided it is probable that the economic benefits will flow to the Group and the revenue and costs can be measured reliably, revenue is recognised in the income statement as follows:

          (i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage;

          (ii) Revenues from airline-related businesses are recognised when the relevant services are rendered;

          (iii) Interest income is recognised on a time-apportioned basis on the principal outstanding and at the applicable rate; and

          (iv) Dividend income is recognised when the Group's right to receive the dividend is established.

     (Q)  TRAFFIC COMMISSIONS

          Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

     (R)  BORROWING COSTS

          Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period in which the assets are brought to their intended uses.

          Except for the above borrowing costs, other borrowing costs are recognised as financial expenses in the income statement when incurred.

     (S)  DIVIDENDS

          Cash dividends to shareholders are recognised in the income and profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' equity in the balance sheet.

     (T)  RETIREMENT BENEFITS

          Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the income statement as and when incurred.

     (U)  FREQUENT FLYER AWARD PROGRAMMES

          The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost of providing free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly, to reflect the acquittal of the outstanding obligations.

          Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

     (V)  RELATED PARTY

          Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

2    SIGNIFICANT DIFFERENCES BETWEEN PRC GAAP AND IFRS

     Effect of significant differences between PRC GAAP and IFRS on net profit/(loss) are analysed as follows:

                                                                                 FOR THE SIX MONTHS
                                                                                    ENDED 30 JUNE,
                                                                              -------------------------
                                                                                2004            2003
                                                               NOTE            RMB'000         RMB'000
                                                               ----           --------       ----------
Net profit/(loss) under PRC GAAP                                               333,079       (1,164,757)

Adjustments:
  Gains on aircraft sale and leaseback transactions             (a)            (15,355)         (16,423)
  Losses on staff housing allocation                            (b)            (55,500)         (55,500)
  Adjustment for revaluation of land use rights                 (c)              1,936              --
  Effect of the above adjustments on taxation                                    2,024            5,067
                                                                               -------       ----------
Net profit/(loss) under IFRS                                                   266,184       (1,231,613)
                                                                               =======       ==========


     Effect of significant differences between PRC GAAP and IFRS on shareholders' equity are analysed as follows:


                                                                                AS AT          AS AT
                                                                               30 JUNE,    31 DECEMBER,
                                                                                 2004          2003
                                                                NOTE           RMB'000        RMB'000
                                                                ----         ----------    -------------
Shareholders' equity under PRC GAAP                                          11,882,928       11,549,849

Adjustments:
  Gains on aircraft sale and leaseback transactions              (a)            198,491          213,846
  Losses on staff housing allocation                             (b)            252,667          308,167
  Adjustment for revaluation of land use rights                  (c)           (163,484)        (165,420)
  Effect of the above adjustments on taxation                                    (8,711)         (10,735)
                                                                             ----------       ----------
Shareholders' equity under IFRS                                              12,161,891       11,895,707
                                                                             ==========       ==========

     -----------------
     Notes:

     (a) In accordance with PRC Accounting Rules and Regulations, gains on aircraft sale and leaseback transactions are recorded as deferred credits and amortised over the lease terms on a straight line basis. Under IFRS, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognised as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortised over the lease term.

     (b) In accordance with PRC Accounting Rules and Regulations, losses on staff housing allocation executed by CSAHC on the Company's behalf are charged to retained profits as and when incurred. In addition, lump sum housing benefits are charged to retained profits as of 1 January, 2001 pursuant to the relevant regulations. Under IFRS, losses on staff housing allocations and lump sum housing benefits are charged to the income statement in the obligatory periods stipulated by the relevant contracts.

     (c) In accordance with PRC Accounting Rules and Regulations, land use rights are carried at revalued amounts. Under IFRS, land use rights are carried at cost with effect from 1 January, 2002. Accordingly, the unamortised surplus on revaluation of the land use rights was reversed against the shareholders' equity.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By           /s/   Su Liang
                                              ----------------------------------
                                              Name:   Su Liang
                                              Title:  Company Secretary



Date: September 10, 2004